August 20, 2010

Via EDGAR

Mr. Russell Mancuso Branch Chief United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549
Re:	ProUroCare Medical, Inc.
Post-effective amendment to Form S-4 on Form S-3
Filed on August 11, 2010
File No. 333-167969

Dear Mr. Mancuso:

ProUroCare Medical, Inc. (the “Company”) submits this letter in response to comments from the Securities and Exchange Commission Staff (the “Staff”) contained in a letter dated August 18, 2010 regarding the above referenced filings.  We appreciate the Staff’s prompt consideration of this response.

In this letter, we have restated the Staff comment in bold type and have followed the comment with the Company’s response in regular type.  References in this letter to “we,” “our” or “us” mean the Company.

1.
It appears that your Form 8-K filed on March 31, 2010 was not timely filed with respect to the Item 3.02 disclosure regarding the issuance of shares on March 15, 2010.  Thus, you do not appear to be eligible to use Form S-3.  Refer to paragraph 3(b) of General Instruction I.A. of Form S-3.  Please amend your registration statement onto a form that you are eligible to use.

We respectfully submit that the Company is eligible to use Form S-3.  In particular, we respectfully submit that the Company meets the criteria for Form S-3 eligibility described in paragraph 3(b) of General Instruction I.A. of Form S-3.

We issued 769,231 shares of the Company’s common stock (the “Shares”) to Artann Laboratories Inc. (“Artann”) on March 15, 2010 as a result of Artann’s achievement of a milestone under the development agreement between Artann and the Company.  Artann filed a 510(k) application for U.S. market clearance of the Company’s prostate mechanical imaging system with the Food & Drug Administration application with the FDA on November 18, 2009.  Under the terms of the development agreement, upon the filing of the 510(k) application on November 18, 2009, the Company became contractually obligated to issue the Shares to Artann at an agreed upon future date, March 15, 2010.  We, therefore, are of the view that the “sale” of the Shares was made upon Artann’s filing of the 510(k) application.  We reported Artann’s filing of the 510(k) application and the Company’s sale of the Shares to Artann on a Form 8-K, which was timely filed with the Securities and Exchange Commission on November 24, 2009.

We filed a Form 8-K with the Securities and Exchange Commission on March 31, 2010 to report several matters under Items 1.01, 2.03, 3.02 and 8.01.  Since the March 31, 2010 Form 8-K was the first Form 8-K filed by the Company after the issuance of the Shares on March 15, 2010, we included a description of the issuance of the Shares in the March 31, 2010 Form 8-K although we were not required to do so (since we had timely reported the sale of the Shares on the Form 8-K filed on November 24, 2009).

*  *  *  *  *  *  *

In connection with the foregoing responses and per your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure contained in the Registration Statement on Form S-4 and the Schedule TO;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter or require further information, please contact Jonathan Van Horn of Dorsey & Whitney LLP at (612) 492-6134.

Sincerely,

/s/ Richard B. Thon

Richard B. Thon
Chief Financial Officer

cc:	Richard Carlson, Chief Executive Officer
Michael Gunderson, Baker Tilly Virchow Krause, LLP
Timothy S. Hearn, Dorsey & Whitney LLP
Jonathan A. Van Horn, Dorsey & Whitney LLP